Exhibit 99.1

FCA Statement in Response to Press Reports
In response to press reports today, FCA confirms that it is cooperating with an SEC investigation into the reporting of vehicle unit sales to end customers in the U.S. In its annual and quarterly financial statements, FCA records revenues based on shipments to dealers and customers and not on reported vehicle unit sales to end customers.
Inquiries into similar issues were recently made by the U.S. Department of Justice. FCA will cooperate fully with these investigations.
London, 18 July 2016

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